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Stephen P. Katz
Partner

Via Federal Express

October 23, 2008

Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:  MDwerks, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 27, 2008
Amended April 11, 2008
File No. 333-118155

Dear Mr. Krikorian:

We have submitted today for filing a response to the comments we received from the SEC in the letter dated October 10, 2008 by Stephen Krikorian, Accounting Branch Chief.

For your convenience, we are sending you courtesy copies of the response via Federal Express.

Form 10-KSB for the Fiscal Year Ended December 31, 2007
Notes to Consolidated Financial Statements, page F-7
Note 4 - Notes Payable, page F-11

1. We note the October 20, 2006 and November 9, 2006 financing provided by Gottbetter Capital Master, Ltd. along with Series D and Series E warrants. We further note your Series B preferred stock as well as the Series F, Series G and Series H warrants that were issued in connection with the financing provided by Vicis. Provide us with an analysis that clearly sets forth each of the steps you followed in accounting for these instruments, including how you determined issuance and periodic fair values and how you allocated the proceeds to the individual instruments. Your response should include references to the specific literature (i.e., EITF 98-5, EITF 00-27, EITF Topic D-98, etc.) on which your accounting is based. Tell us how you evaluated the conversion features associated with the convertible preference shares to determine whether either feature represented an embedded derivative that met the criteria for bifurcation under SFAS 133 or whether a beneficial conversion feature existed. Provide us with a sufficiently detailed analysis so that we may understand your application of the relevant provisions of SFAS 150, SFAS 133, EITF 00-19, D-98, 98-5, and 00-27, as applicable.

Response: We have included in our response the appropriate references, underlying journal entries, and supporting calculations.

Appropriate References

All of the journal entries and supporting calculations related to the Gottbetter and Vicis transactions were based upon the following references to specific literature:

There is no bifurcation under EITF 00-19 ¶ 4. If an embedded derivative is indexed to the reporting entity's own stock and would be classified in stockholders' equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133. Therefore, the conversion feature was recorded as an embedded conversion option.

Under EITF 00-27 ¶ 5, the effective conversion price based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option.  As a result of this consensus, an issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis.

We calculated the fair value of the warrants using the Black-Scholes method and allocated the proceeds, less related costs.

Gottbetter Journal Entries

On October 20, 2006, we recorded the following entry to account for the creation of a new $2,500,000 Gottbetter note payable:

Cash	$2,344,250
Debt Discount	125,000
Deferred Costs	30,750
Note Payable		$2,500,000

Along with this Note, we issued 187,500 Series D Warrants at $2.25 per share and 187,500 Series E Warrants at $3.25 per share and recorded the value of the Warrants and embedded conversion option as follows:

Debt Discount	$2,365,901
Paid In Capital		$2,365,901

On November 9, 2006, we recorded the following entry to account for the creation of a second $2,500,000 Gottbetter note payable:

Cash	$2,374,500
Debt Discount	125,000
Deferred Costs	500
Note Payable		$2,500,000

Along with this Note, we issued 187,500 Series D Warrants at $2.25 per share and 187,500 Series E Warrants at $3.25 per share and recorded the value of the Warrants and embedded conversion option as follows:

Debt Discount	$1,475,501
Paid In Capital		$1,475,501

Underlying Calculations

The calculations for recording the beneficial conversion feature of the warrants were calculated as follows:

	10/19/2006	11/9/2006
	Original	Original
	Issuance	Issuance

Note Principal Amount (a)	$2,500,000	$2,500,000
Conversion Rate (b)	$2.25	$2.25
Conversion Shares (c)	1,111,111	1,111,111
FMV of Stock on Date of Issuance (d)	$3.05	$2.45

# of Series D Warrants Issued	187,500	187,500
FMV Black-Scholes Value	$2.82	$2.25
Warrants FMV (e)	$528,750	$421,875

# of Series E Warrants Issued	187,500	187,500
FMV Black-Scholes Value	$2.77	$2.21
Warrants FMV (f)	$519,375	$414,375

Total D & E Warrants Issued	375,000	375,000

Total Warrants FMV (g=e+f)	$1,048,125	$836,250
Total Theoretical Value (h=g+a)	$3,548,125	$3,336,250
% Allocated to Warrants (i=g/h)	29.54%	25.07%
FMV Warrants Discount (j=i*a)	$738,506	$626,639

Allocation to Beneficial Conversion (k=a-j)	$1,761,494	$1,873,360
Conversion Shares (c)	1,111,111	1,111,111
Effect Conversion Rate (l=k/c)	$1.59	$1.69
FMV of Stock on Date of Issuance (d)	$3.05	$2.45
Beneficial Feature per Conversion Share (m=d-l)	$1.46	$0.76
Full Ben Feature no limit (n=m*c)	$1,627,395	$848,861
Full Ben Feature limit (k)	$1,761,494	$1,873,361
Total Discount (n*j)	$2,365,901	$1,475,501

Additional Gottbetter Journal Entries

Gottbetter granted MDwerks a 4-month extension on principal repayments. In return, MDwerks revalued and issued additional Series E Warrants on September 30, 2007. The calculation of the fair value of these warrant used a Black-Scholes value of $0.5047.

MDwerks issued 500,000 Series E Warrants at $2.25 per share and recorded the additional Warrants as follows:

Debt Discount	$252,361
Paid In Capital		$252,361

MDwerks issued 166,667 Series E Warrants at $2.25 per share and recorded the additional Warrants as follows:

Debt Discount	$84,117
Paid In Capital		$84,117

Vicis Journal Entries

The Series B Convertible Preferred Stock issued to Vicis is mandatorily redeemable and, therefore, was recorded as debt rather than equity under the provision of FAS 150.

On September 28, 2007, we recorded the following entry to account for the creation of $2,000,000 Vicis Series B Convertible Preferred Stock and to pay off a short-term $250,000 Note Payable to Vicis:

Cash	$1,633,190
Deferred Costs	115,255
Interest Expense	1,555
Note Payable	250,000
New Note Payable		$2,000,000

Along with this Series B Convertible Preferred Stock, we issued 1,500,000 Series F Warrants at a $2.25 per share and 1,000,000 Series G Warrants at $3.25 per share and recorded the Warrants as follows:

Debt Discount	$877,980
Paid In Capital		$877,980

Underlying Calculations

The beneficial conversion feature had no intrinsic value at the date of issue and therefore no value was recorded. The calculations for recording the beneficial conversion feature and the warrants follow:

9/28/2007
Original
Issuance

Note Principal Amount (a)	$2,000,000
Conversion Rate (b)	$2.25
Conversion Shares (c)	888,889
FMV of Stock on Date of Issuance (d)	$0.77

# of Series F Warrants Issued	1,500,000
FMV Black-Scholes Value	$0.63
Warrants FMV (e)	$945,000

# of Series G Warrants Issued	1,000,000
FMV Black-Scholes Value	$0.62
Warrants FMV (f)	$620,000

Total F & G Warrants Issued	2,500,000

Total Warrants FMV (g=e+f)	$1,565,000
Total Theoretical Value (h=g+a)	$3,565,000
% Allocated to Warrants (i=g/h)	43.90%
FMV Warrants Discount (j=i*a)	$877,980

Allocation to Beneficial Conversion (k=a-j)	$1,122,019
Conversion Shares (c)	888,889
Effect Conversion Rate (l=k/c)	$1.26
FMV of Stock on Date of Issuance (d)	$0.77
Beneficial Feature per Conversion Share (m=d-l)	$(0.49)
Full Ben Feature no limit (n=m*c)	$0
Full Ben Feature limit (k)	$1,122,020
Total Discount (n*j)	$877,980

Other Warrants

Series H and Series I warrants were issued on March 31, 2008 related to an additional financing from Vicis using similar accounting treatment.

Very truly yours, /s/ Stephen P. Katz

MDwerks, Inc. acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.

Signature	Title	Date

/s/ Howard B. Katz	Chief Executive Officer and Director	October 23, 2008
Howard B. Katz	(Principal Executive Officer)

/s/ Vincent Colangelo	Chief Financial Officer and Secretary	October 23, 2008
Vincent Colangelo	(Principal Financial Officer)

MDwerks, Inc. 1020 NW 6th Street – Suite I, Deerfield Beach, FL 33442

Tel (954) 389-8300    Fax (954) 427-5871